AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of May 29, 2014.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Avrupa.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2014 and the Company’s audited consolidated financial statements for the year ended December 31, 2013 and related notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the company for the three months ended March 31, 2014. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements. Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Germany and Kosovo; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

•

The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering one license in the Iberian Pyrite Belt of southern Portugal, for copper (Cu)-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related tungsten (W) deposits;

•

The Slivovo JV, with Byrnecut International Limited (“Byrnecut”), covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

•

The CalGen Exploration Alliance, with Callinan Royalties Corp. (“Callinan”), covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in sourthern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

*

Porphyry Cu-Au potential in southern Portugal in the Alvito license area using $150,000 exploration fund provided by Callinan Royalties Corporation (“Callinan”);

*

Five licenses covering targets in the Pyrite Belt and the north Portugal Au-W belt;

*

Three licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

*

One additional license for gold and copper in southern Kosovo;

*

One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

During the three months ended March 31, 2014, the Company continued to carefully manage its cash and corporate overhead.  Detailed Mineral Property information, including 2014 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

*

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal after Antofagasta spending US$4.3 million to earn 51% and amended the joint venture agreement (see section 3(a)(a)).

*

The Company established a joint venture with Blackheath on its Covas property in Portugal after Blackheath spending €1,000,000 in exploration on the property to earn 70%.

*

The Company signed an earn-in and shareholder agreement (“Earn-In Agreement”) with Byrnecut International Limited (“Byrnecut”) on its Slivovo property in Kosovo

*

The Company completed a non-brokered private placement issuing 6,000,000 units at a price of $0.10 per unit for gross proceeds of $600,000 financing in September 2013.

*

The Company completed a strategic financing issuing 3,500,000 units at a price of $0.10 for gross proceeds of $350,000 with Callinan in October 2013.

*

The Company and Callinan entered into an Exploration Alliance Agreement on October 4, 2013 and funded the Company $150,000 for generative exploration in Portugal.

*

Callinan further provided $150,000 exploration fund to the Company to advance the Alvito license in Portugal on November 20, 2013.

*

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

6

2(a) Company Mission and Focus

6

2(b) Qualified Person

6

2(c) Description of Metal Markets

6

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

7

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta

9

b) Covas JV with Blackheath

13

c) Arga JV with Blackheath

15

d) Marateca

16

e) Alvito

16

f) Exploration and prospect generation (countrywide)

17

3(b) Kosovo

19

a) Kamenica

21

b) Glavej

21

c) Selac

22

d) Koritnik

22

e) Slivovo

22

3(c) Germany

23

Oelsnitz

23

4.  Risks and Uncertainties

26

5.  Impairment of Long-lived Assets

27

6.  Material Financial and Operations Information

28

6(a) Selected Annual Financial Information

28

6(b) Summary of Quarterly Results

28

6(d) Liquidity and Capital Resources

29

6(e) Disclosure of Outstanding Share Data

29

6(f) Commitment and Contingency

31

6(g) Off-Balance Sheet Arrangements

31

6(h) Transactions with Related Parties

31

6(i) Financial Instruments

32

6(j) Management of Capital Risk

34

7. Subsequent Events

34

8.  Policies and Controls

34

9. Information on the Board of Directors and Management

36

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) and began trading on the TSX Venture Exchange under the symbol “AVU” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

The common shares of the Company issued to NCI owner have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

With the purchase of the remaining 10% interest in MAEPA, the Company now owns 100% interest in MAEPA.

On August 20, 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% interest in Innomatik from its non-controlling interest owners (“NCI owners”) with the following term:

•

Issued 450,000 common shares of the Company to the NCI owners.

•

For a previous land payment extension granted in June 2012 by IEK on the two licenses in Kosovo, namely Kamenica and Glavej, the Company will provide, by December 31, 2013 (not yet paid), the agreed-upon payments equivalent to €50,000 in cash or shares per license, as stipulated by the June 2012 agreement.

With the purchase of the remaining 7.5% interest in Innomatik, the Company now owns 100% interest in Innomatik.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, the Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

2(c) Description of Metal Markets

Gold prices have remained well above their long term averages, at or near all time highs, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Other metals such as copper prices have risen significantly since their lows in late 2008 and copper is now trading over $3 per lb.  Market interest in exploration for other metals such as copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
Arcas (Au-W)
Candedo (Au-W)
Sabroso (Au-W)
South Portugal
Alvalade JV (Cu-Zn)
Sines (Cu-Zn)
Alvito (Porphyry Cu-Au)
Marateca (Cu-Zn)
Kosovo
Glavej (Ag-Pb-Zn)
Kamenica (Ag-Pb-Zn)
Selac (Ag-Pb-Zn)
Koritnik (Au)
Slivovo (Au-Ag-Pb-Zn)

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
CANDEDO
SABROSO
ARCAS
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
SINES
ALVALADE JV
MERTOLA
N
LICENSES
TO BE ISSUED
JOINT VENTURES
50 0 50 100
Kilometers
Scale: 1:2,500,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Antofagasta

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project and on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture Agreement which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (Option 1 completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 underway).

•

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

•

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

•

And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 2 with Antofagasta supervising.

As previously reported, Antofagasta has earned-in to 51% of the project with total funding of US$4.3 million.  Since the beginning of the project, the partners have drilled 28 holes and nearly 12,250 meters in all phases of drilling around the project area.

The discovery of massive sulfide mineralization occurred in the second drill hole at the new Sesmarias South target area, which is covered by approximately 100 meters of young cover sediments that completely obscure visual sighting of the target rocks.  Sesmarias South is located approximately seven kilometers south of the past-producing Lousal Mine and 50 kilometers northwest of Lundin Mining’s Neves Corvo Mine, along the Neves Corvo trend of the Iberian Pyrite Belt in Portugal.  The massive sulfide intercept is the first greenfields success in the Pyrite Belt of both Portugal and Spain since 1994.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The mineralized intercept in SES002 totals 16.85 meters, as described in the table below.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for each of the three zones follow:

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	75.27	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

Follow-up drilling at Sesmarias South commenced on March 1, 2014.  Up to three holes are initially planned in order to determine the orientation of the potential mineralized body, which is totally blind from the surface.

The discovery of the Sesmarias South mineralization is exciting, as this is the first greenfields VMS intersect the Pyrite Belt in 20 years.  This discovery of massive sulfide mineralization is the result of three years of study, drilling, re-study, more drilling, reliance on the still-evolving structural and geological model for mineralization in the Pyrite Belt, full dedication from both the Avrupa and Antofagasta teams, and a willingness by Antofagasta to continue the necessary funding for the program.  The Company is looking forward to continue with the follow-up drilling at Sesmarias, as well as the continued first-pass exploration in its other target areas.

On April 17, 2014, the Company announced the completion of the Phase 4 drilling program on the Alvalade project. The final six holes of Phase 4 consisted of 1,531.3 meters of drilling to depths between 160.2 meters and 334.1 meters. The Company is currently performing orientation-style ground geophysical surveys and the geologists are logging and sampling the new drill core.  The Company and Antofagasta will compile and assess all results and plan for the next phase of the project.

On May 12, 2014, the Company announced the results for the recently completed drilling phase at the Sesmarias location on the Alvalade project.  Important analytical results from sampling of massive, semi-massive, and stockwork sulfide mineralization are summarized in the table below.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Hole ID	Total Depth	Description
SES008	334.1 meters

Hole intersected 5.5 meters of massive sulfide mineralization and 27.6 meters of sulfides + black shales.  Massive sulfide mineralization cut off by faulting at 309.1 meters depth.  Additional, weak massive sulfide mineralization located between 276 and 303.6 meters.

Massive sulfide mineralization @ 303.6 - 309.1 meters, total of 5.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
5.5 meters (303.6-309.1) @	1.17	36.8
incl 3 meters (306.1-309.1) @	1.62	41.8

5.5 meters (303.6-309.1) @		0.59	0.88	1.41	0.045	0.01
incl 5 meters (304.1-309.1) @		0.64	0.94	1.54	0.046	0.011
incl 3.5 meters (304.1-307.6) @				2.05

SES007	279.7 meters	Hole intersected wide fault zone at 206 - 222 meters at predicted depth of potential massive sulfide mineralization; massive sulfide fragments observed in fault zone; no analyses

SES006	253.1 meters	Hole intersected 1.5 meters of massive sulfide mineralization at 208.6 - 210.1 meters, but cut off by fault, as in SES007.
Massive sulfide mineralization @ 208.6 - 210.1 meters, total of 1.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
1.5 meters (208.6-210.1) @	0.22	54	1.66	2.3	3.66	0.091	0.1

SES005	320.3 meters	Strong sulfides and stockwork at predicted depth of potential massive sulfide mineralization, but zone appears to be cut by faulting, as in SES006 and SES007

SES004	183.9 meters	Hole collared underneath and drilled into the footwall of the Sesmarias system

SES003	160.2 meters

Vertical hole intersected 13.1 meters of massive sulfide miner-alization.  However, the top of the intercept is located only six meters from the top of the SES002 mineral intercept and was not sampled by geochemical assay methods.  The hole was used, however, for geophysical studies of the mineralization.  XRF analytical results confirmed SES002 geochemical results.

SES002	274.7 meters	Initial intercept, as reported in earlier news release
Total mineralization zone @ 151.65 - 168.50 meters, total of 16.85 meters
SULFIDE TYPE	From-To	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive: 7.95 meters	151.65-159.60	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork: 2.9 m	159.60-162.50	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL	10.85 meters	1.81	75.27	2.57	4.38	0.13	0.075
	From-To	Cu ppm	Ag ppm	Pb ppm	Zn ppm		Co ppm
Weak/moderate stockwork: 6 m	162.50-168.50	4514	10.57	1886	4838		528

Plans for the next phase of exploration include 2,700 to 3,000 meters of drilling, with the first part of the program planned for potential extension of the Sesmarias system in both northwest and southeast directions, as well as for in-fill drilling between the SES006 and SES008 drill holes. This drilling program will commence in early June and should be completed in August, 2014.

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility in Seville, Spain.  ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland.  In the main sulfide zones, total copper, silver, lead, zinc, and cobalt results were obtained using a metals’ extraction method developed specifically for analysis of massive sulfide mineralization.  This includes metals’ digestion by strong oxidizing agents, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES).  Total tin results were obtained using a lithium borate fusion with the addition of a strong oxidizing agent, and followed by x-ray fluorescence (XRF) analysis.  In the lower anomalous zone of SES002, all metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals with the exception of tin, which was not re-analyzed due to low levels.  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work order have been evaluated, and conform to industry best practice standards.

As of March 31, 2014, Antofagasta had forwarded a total of $5,297,460 (US$5,190,671) for the Alvalade project, including the US$300,000 for the initial study of the project.  The Company held $161,123 (€105,814) on behalf of Antofagasta to be spent on the Alvalade project, which is recorded as restricted cash.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

For further information about the drill results, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

b) Covas JV with Blackheath

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project in northern Portugal to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath had the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) was a firm commitment and must be spent by March 20, 2012. Blackheath earned in an additional 19% by spending a further €700,000 (spent) for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can earn a further 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

On February 18, 2014, the Company reported the results from the Phase 2 drilling program at the Covas Tungsten Joint Project.  The Phase 2 drilling program greatly expanded the skarn-related zones of tungsten mineralization in each of the four areas tested and discovered a new mineralized zone, as well.  The program included fourteen diamond drill holes, totaling 1,183 meters, drilled in the five different target zones:  Muito Seco, Lapa Grande, Telheira, Castelo, and a new zone lying between the historic Cerdeirinha Pit area and the Muito Seco zone.  Step-out drilling ranged from 50 to 550 meters, averaging over 200 meters in distance from previously known zones of mineralization.  Results from both the first and second phases of drilling at Covas clearly indicate that there is further potential for expansion at all five target areas, as well as for discovery of new mineralization near and around the known mineral zones.  In addition, new geological and structural interpretation of the data from the combined recent and historical drilling indicates the presence of potential vectors towards further high grade tungsten zones.  There are still a number of outstanding, under-explored target areas around the Skarn Ring, as well as in the Covas Dome, itself.

Highlights of the Phase 2 program include 3.05 meters of 1.26% WO3, including 1.05 meters of 2.07% WO3, starting at a depth of 12.75 meters at Muito Seco and 3.25 meters of 0.19% WO3, including 1.25 meters of 0.38% WO3, starting at a depth of 82.55 meters at Telheira.  Drilling at Castelo extended tungsten-mineralized skarn in both the southwest and southeast directions in previously unexplored areas around the previously-known mineral zone.  All holes were drilled vertically, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.  Following is a summary of results from the Phase 2 drill program.

HOLE ID	EASTING	NORTHING	LENGTH	INTERCEPT DEPTH	INTERCEPT % WO3	SUMMARY EXTENSIONS DISTANCES
CO 22/13	525160	4635105	40.60	28.70	1.00 m @ 0.04% WO3	Extended Lapa Grande target over 80 meters to the SE
CO 23/13	525515	4634892	149.50	128.40	2.20 m @ 0.21% WO3
CO 24/13	525030	4634800	40.00	12.75	3.05 m @ 1.26% WO3	Extended Muito Seco target area over 200 meters to the SE
CO 25/13	525180	4634670	58.60	N/A	Thick skarn, no significant tungsten values
CO 26/13	524808	4634970	89.40	N/A	No skarn – collared in lower schist	Expanded known tungsten mineralization 550 meters in new discovery target area at Muito Seco/ Cerdeir-inha.
CO 27/13	524640	4634720	70.10	22.40	2.00 m @ 0.17% WO3
CO 28/13	524780	4634665	41.30	35.50	0.75 m @ 0.15% WO3
CO 29/13	524947	4634658	54.30	13.80	1.80 m @ 0.20% WO3
CO 30/13	524201	4634026	118.10	88.20 & 101.20	1.00 m @ 0.21 and 1.00 m @ 0.19% WO3	Extended Castelo target area over 100 meters SW
CO 31/13	522720	4635435	105.10	82.55	3.25 m @ 0.19% WO3	Extended Telheira target area over 180 meters NW and 130 meters to the S/SW
CO 32/13A	522773	4635244	141.30	125.50	1.00 m @ 0.12% WO3
CO 33/13	522847	4635164	54.30	N/A	no significant tungsten values
CO 34/13	522725	4635514	53.60	N/A	no significant tungsten values
CO 35/13	524525	4633885	166.70	142.30	9.20 m @ 0.143% WO3	Extended Castelo target area over 75 meters SE

The joint venture partners were encouraged with the overall results from the Phase 2 drilling at Covas as the joint venture partners were able to expand and upgrade a number of important target areas.  The follow-up geological and structural analyses of the new work, combined with all of the historic data, allows the joint venture partners to better target potential high grade tungsten zones, as well as target further expansions of known mineralization.  The joint venture partners are using this information to plan for Phase 3 drilling, which will bring the joint venture closer to the goal of completing a NI 43-101 resource estimate for the Covas project.

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture Agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (underway).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $36 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.)

As of March 31, 2014, Blackheath forwarded a total $1,432,816 (€1,069,190) for the Covas property. The Company held $17,951 (€11,789) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

For further information, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

c) Arga JV with Blackheath

The Arga license, acquired in early 2012 covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property.  The target area is dominated by northwest-trending structural zones containing numerous sulfide-bearing veins.  Several zones are present, with the main trends greater than five kilometers in length and striking directly towards the Covas tungsten prospect to the north.  The Portuguese Geological Survey mapped the area in the 1990’s and collected over 3,600 soil samples in portions of the main structural zones.  Review of the data shows strong, zoned correlation of anomalous geochemistry in the main northwest-trending zones which is typical for intrusion-related gold deposits and for tungsten deposits.  The anomalous results include those for tungsten, bismuth, arsenic, silver, molybdenum, zinc, lead, cooper, and tin.  Analysis for gold in the soil samples was not done in this investigation.

On May 10, 2013, the Company has signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 is a firm commitment and must be spent by March 23, 2014 (spent). Blackheath can then earn an additional 19% by spending an additional €800,000 by March 23, 2017. Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study on the property by March 23, 2020.

As of March 31, 2014, Blackheath had forwarded a total $83,125 (€60,000) for the Arga property. The Company held $52 (€34) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

On May 7, 2014, Blackheath terminated the agreement with the Company on Arga property and the Company dropped the property.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

d) Marateca

On July 26, 2013, the Mining Bureau of Portugal issued the new Marateca license to the Company covering approximately 742 square kilometers and is located 40 kilometers north of the Company’s Alvalade JV project. The Marateca license surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt (IPB).  The spatial relationship between other volcanic centers in the IPB and the location of massive sulfide deposits is well-documented.  Of all known felsic volcanic centers, the Serrinha center has seen little previous comprehensive, systematic review.  Thus, with only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas.  Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira.  Previous drilling at Serrinha intercepted stockwork silver-bearing sulfide mineralization in two holes.

On December 18, 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that typically host massive sulfide mineralization in other parts of the IPB in Portugal and Spain. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting.  In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company plans additional mapping and sampling at these and at other targets around the license to continue to upgrade the project’s attractiveness for joint venture.

e) Alvito

The Alvito exploration license covers 1,035 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.

On November 20, 2013, the Company received $150,000 funding from Callinan to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty. The project is designated as an “Alliance Property” under the recently announced Exploration Alliance Agreement between the Company and Callinan (see below).

On December 18, 2013, the Company announced that the principal target zone on the Alvito license is the southern half of the Alcaçovas Copper Belt, a 24-kilometer long, 2- to 4-kilometer wide belt of copper-gold anomalism, possibly associated with iron oxide copper gold (IOCG) mineralizing system(s).  At least eight separate prospect areas have been identified in the 13-kilometer long southern district, but surface outcrop is sparse, leaving plenty of hidden potential along the strike of the target area.  First pass review of historic drill core indicates the presence of a specific intrusive unit that appears to be related to copper-bearing, potassic-hematite-magnetite alteration seen in the field.  Selective sampling in the southern Alcaçovas Copper Belt

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

has resulted in 27 of 68 samples carrying greater than 0.5% copper, with a high value of 23.6%.  Ten of these 68 samples also carried gold values above 0.5 ppm to 3.95 ppm Au.

Additionally, early-stage exploration has also identified and enlarged numerous other targets on the property.  These include the 5-kilometer long and 3-kilometer wide Agua de Peixe epithermal system, which consists of numerous veins, including two major sub-parallel vein zones, both approximately two kilometers long and up to 30 meters wide in places.  During the most recent work, two new veins and one possible zone of carbonate replacement mineralization were discovered. Three float and outcrop samples from the new veins returned between 55 and 123 ppm silver, while two chip-channel samples over 0.35 meters and 1.5 meters width from the carbonate replacement zone assayed 711 and 829 ppm of silver, respectively.  The carbonate replacement material also carries more than 40% combined lead and zinc.  The Agua de Peixe veins were discovered during first pass prospecting work earlier in 2013, and extended during recent follow-up exploration.  There is possibility of additional strike length for the veins at both ends, and further fieldwork is planned to attempt to increase obvious target potential.

Other targets include a number of separate IOCG targets at Monte de Morais and Monte dos Lancas, and several volcanogenic massive sulfide targets around the property.  Pyrite Belt-style copper-zinc possibilities, located in the north of the license, have not yet been visited.  With funding from Callinan, Avrupa continues to upgrade the Alvito project to bring it to an attractive level of joint venture readiness.  The Company plans further sampling, prospecting, geological mapping, ground geophysical work, and drill targeting to achieve a suitable joint venture partner for the Alvito project.

As of March 31, 2014, Callinan forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $62,489 (€41,038) on behalf of Callinan to be spent on the Alvito property, which is recorded as restricted cash.

f) Exploration and prospect generation (countrywide)

The Company and Callinan signed a three-year Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Both the Company and Callinan expect that the results of this Agreement will generate additional mineral properties for the Company and advance those mineral properties to attract potential joint venture partners. The Company may also propose additional new prospect areas outside of Portugal, and Callinan will have the option to fund the exploration in those areas in return for the same royalty structure.

With the $150,000 generative exploration fund provided by Callinan, the Company is actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

As of March 31, 2014, Callinan had forwarded a total $150,000 (€106,114) for the generative exploration. The Company held $120,558 (€79,174) on behalf of Callinan to be spent on the generative exploration, which is recorded as restricted cash.

In addition, the Company has a number of new exploration licenses covering attractive areas around the country.  There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Arcas Property

The Company acquired the Arcas Au-W license in northern Portugal in mid-2012.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to the Company, covering 75.8 km2.  The area was previously explored for tungsten deposits, but no past production has been reported.  During 2012, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 ppm gold and ranged from 0.405 ppm gold to 3.89 ppm gold.  Follow-up reconnaissance and prospecting have indicated at least three potential target areas of northeast-trending and east-west trending quartz veins hosted in granitic rocks, as at Sabroso (see below).  A number of old workings, of undetermined age, are present in these areas.  In addition, the Company discovered, near the center of the license, one zone of massive silicification over one kilometer long and up to 30 meters wide.  The Company plans to carry out a license-wide stream sediment sampling and prospecting program later this spring to better delineate prospective gold target areas.

Sabroso Property

On December 11, 2012, the Company announced the acquisition of Sabroso, located in northern Portugal in a developing belt of potential tungsten and gold mineralization, related to granitic intrusions.

On May 2, 2013, the Company announced that the results from first pass sampling of sheeted and stockwork quartz veining in two separate target areas within the Sabroso license area have returned with anomalous gold results.  Fifty samples were collected, and 25 returned geochemical values of over 1 ppm gold, including eight samples with assay values greater than 10 g/t gold.  The samples were collected from swarms and stockworks of small quartz veins with widths from 2 cm to 50 cm and hosted in granite country rock. The type of deposit targeted by the Company’s technical staff is known as intrusion-related gold mineralization, where a high density of gold-bearing veins is important to the ability to outline a mineable metal deposit.  Future work on the license will be focused on delineating targets where the density of gold-bearing veins is significantly higher than normal.  The priorities on the Sabroso license include the Grovelas and the Godinhaços target areas.  Both targets involve

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

swarms of quartz veins related to parallel, greater than one-kilometer-wide, NE-striking structural zones hosted in granite rocks. Further reconnaissance work may outline other areas in this prospective license.

Candedo Property

The Company acquired the Candedo license at the end of 2012.  The main target area is located around the old underground Jariça silver mine that was first discovered by the Romans, and then re-opened during the early 20th century.  Some extraction and exploration were reported at that time, and again in the mid 1980’s, but little work has been completed since those times, and little is known about the actual mineral zone, itself.  Historic records from the period 1912 to 1919 indicate that silver grades were locally high, up to +1,000 ppm, but the Company has not yet physically verified this information, as access to the old workings is not possible at this time.  Old production records have not been located, but a total of 700-1,000 meters of tunneling on four levels of underground workings was mapped in the year 1986.  The mineralization was described as a silicified breccia zone hosted in two parallel northerly-trending fault zones.  The Company’s near-term plan is to determine the potential for further silver and gold mineralization along the surface-visible, two-kilometer-long fault zone that hosts the Jariça mineralization, and in several nearby locations where other old workings are present.

Sines Property

On December 11, 2012, the Company announced the acquisition Sines, located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt.

On December 18, 2013, the Company announced that follow-up mapping and sampling of several target areas on this license identified outcropping favorable horizons for massive sulfide-style mineralization. The Company collected 15 samples from these volcanic-sedimentary rock units, with anomalous copper results to 0.12%, as well as lead to nearly 500 ppm, and zinc to 350 ppm. Several samples contained over 10% manganese, and other samples contained anomalous barium, molybdenum and cobalt. Taken together, as at Pego do Altar on the Marateca property, the results support the presence of hydrothermal systems that could have produced massive sulfide mineralization.  The Company plans continued follow-up mapping, sampling, and drill targeting on the Sines property in order to make the project ready for joint venture.

Generative work

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (Innomatik) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified three other prospective areas covered by the Selac, Koritnik and Slivovo exploration licenses.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

b) Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

c) Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work verified the potential of these targets.

d) Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands. The Company completed first pass exploration sampling and prospecting during the summer field season and identified several anomalous areas for further exploration and targeting work.  At this time no further work is contemplated until weather conditions improve.

e) Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  The Company plans surface exploration for precious and base metal mineralization related to Vardar structures similar to the mineralization found at the nearby Artana Mine, presently operated by the Kosovo state mining company.

On November 27, 2012, the Company announced that its geologists have discovered an outcropping, gold-bearing, polymetallic gossan zone on the Slivovo exploration license near the village of Pester late in 2011.  The vertically-oriented gossan zone is located at or around the contact between calcareous sandstones and carbonate rocks, and may represent leached massive sulfide material.  The size of the outcropping gossan zone is 200 meters long with an average width of 100 and height of 75 meters.

Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Mining activities in the Vardar Zone for base metals, silver, and gold, are known since Roman times.  Two nearby massive sulfide deposits, Stan

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Terg and Artana, are presently being mined by Trepça Mines, the former state mining company of Kosovo.

The Company continued first-pass exploration work during the past few months and outlined a blind massive sulfide drilling target beneath the gossan zone.  In addition, the Company also discovered further gold-bearing rock units in the Pester area.  First-pass soil and rock chip sampling outlined two areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks.  The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters.  It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks.  The Company completed approximately 500 meters of trenching to review the geology and determine the potential for mineralization in the Pester area. Though the Company collected rock chip samples, these have yet to be sent to an analytical lab.  Work on the prospect was halted pending the outcome of negotiations for a potential joint venture covering the Slivovo license.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment and must be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

The Company is poised to attract JV partners for its other licenses, particularly at the advanced greenfields exploration projects at Kamenica, Glavej, and Selac .  The Company is actively searching for suitable partners for these licenses in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have near drill-ready targets.

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company earned into 85% of the project (as of March 31, 2014 - $206,321 (€161,612)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up.   Follow-up of gold and tin anomalism in a number of target areas is now currently underway.  The Company will continue to look for joint venture partnerships in the coming year.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the period ended March 31, 2014 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of March 31, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the three months ended March 31, 2014
Concession fees and taxes	$ 7,634	$ 14,889	$ 4,111	$ 3,780	$ 4,790	$ 57	$ 1,971	$ -	$ -	$ -	$ -	$ -	$ -	$ 37,232
Depreciation	1,694	-	-	-	188	-	1,887	-	-	-	-	-	-	3,769
Geological salaries and consulting	13,386	646,695	126,853	-	85,862	714	74,327	-	4,163	-	6,840	2,739	-	961,579
Geology work	-	-	-	-	-	-	-	-	-	-	-	4,163	-	4,163
Insurance	582	4,292	2,506	-	280	-	646	-	-	-	-	134	-	8,440
Legal and accounting	34	-	-	-	4	-	38	-	-	-	-	-	-	76
Office and administrative fees	1,744	24,300	1,696	209	861	107	2,867	-	41	-	26	-	-	31,851
Rent	7,196	23,758	3,296	-	1,660	-	7,995	-	-	-	-	-	-	43,905
Site costs	974	6,531	1,848	-	3,004	-	1,371	-	60	-	8	-	-	13,796
Travel	272	21,822	3,630	-	7,029	1,553	553	-	370	-	-	370	-	35,599
Advances from optionee	-	(842,494)	(154,792)	(247)	(58,138)	4,312	-	-	-	-	-	-	-	(1,051,359)
	$ 33,516	$ (100,207)	$ (10,852)	$ 3,742	$ 45,540	$ 6,743	$ 91,655	$ -	$ 4,634	$ -	$ 6,874	$ 7,406	$ -	$ 89,051
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	75,302	109,801	133,249	26,643	35,077	57	54,874	78,503	81,215	7,990	4,506	21,752	4	628,973
Depreciation	3,758	-	-	1,041	2,216	-	11,975	-	-	-	-	-	-	18,990
Geological salaries and consulting	823,396	4,219,128	1,261,826	112,677	208,177	6,248	571,251	65,963	161,689	75,875	36,379	206,057	7,064	7,755,730
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	13,007	196,303	193,998	609,644
Insurance	1,392	10,087	4,787	408	1,075	-	4,602	1,835	4,310	1,986	1,158	6,310	-	37,950
Legal and accounting	49	296	-	-	4	-	110	-	-	-	-	-	-	459
Office and administrative fees	15,856	127,724	18,699	3,061	6,468	209	27,735	493	4,999	3,266	2,345	7,421	5,255	223,531
Rent	33,734	201,937	14,998	4,748	10,181	-	50,375	2,199	12,943	8,546	3,772	21,304	-	364,737
Site costs	25,019	78,999	41,149	1,817	7,278	142	16,402	27,206	123,868	10,154	36,632	28,748	-	397,414
Travel	32,109	172,615	43,692	5,126	15,851	1,621	18,458	-	2,852	2,413	191	4,014	-	298,942
Advances from optionee	-	(5,136,336)	(1,414,865)	(83,073)	(87,511)	(29,442)	-	-	-	-	-	-	-	(6,751,227)
	$1,010,615	$ (215,749)	$ 103,535	$ 72,448	$198,816	$ (21,165)	$ 755,782	$232,281	$ 493,258	$165,963	$97,990	$493,164	$ 206,321	$ 3,593,259

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2014 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company and its joint-venture partners intend to continue its exploration and development plans on the properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Total revenues	$ -	$ -	$ -
General and administrative expenses	728,761	1,263,626	869,583
Loss for the year	1,882,598	1,529,054	2,117,206
Loss per share	(0.06)	(0.07)	(0.13)
Total assets	3,092,321	2,985,754	1,781,370
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Total Revenues	$ -	$ -	$ -	$ -
Loss before other items	$ 309,434	$ 620,937	$ 274,833	$ 100,905
Net loss	$ 308,782	$ 623,842	$ 275,073	$ 94,960
Loss per share	$ 0.01	$ 0.02	$ 0.01	$ 0.00

Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Total Revenues	$ -	$ -	$ -	$ -
Loss before other Items	$ 899,708	$ 565,442	$ 337,141	$ 529,938
Net Loss	$ 888,723	$ 481,533	$ 333,980	$ 550,556
Loss per share	$ 0.03	$ 0.02	$ 0.02	$ 0.03

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended March 31, 2014 and three months ended March 31, 2013

During the three months ended March 31, 2014, the Company reported a loss of $308,782 ($0.01 loss per share) (2013 – $888,723 ($0.03 loss per share)).

Excluding the non-cash depreciation of $225 (2013 - $5,372) and share-based payment of $29,141 (2013 – $Nil), the Company’s general and administrative expenses amounted to $191,017 during the three months ended March 31, 2014 (2013 - $223,473), a decrease of $32,456 as a result of conserving cash.

During the three months ended March 31, 2014, the Company expensed exploration costs totaling $1,140,410 including $143,940 on Covas, $33,516 on Marateca, $742,287 on Alvalade, $3,989 on Arga, $103,678 on Alvito, $2,431 on Callinan Generative, $91,655 on other projects in Portugal, $4,634 on Kamenica, $6,874 on Slivovo, $7,406 on other projects in Kosovo. During the three months ended March 31, 2013, the Company expensed $780,983 in exploration costs which included $140,274 on Covas, $1,306 on Marateca, $428,772 on Alvalade, $14,638 on Arga, $43,211 on Alvito and $78,361 on other projects in Portugal, $6,273 on Glavej, $30,046 on Kamenica, $4,900 on Selac, $8,959 on Slivovo and $29,455 on other projects in Kosovo, and a recovery of $5,212 on its project in Germany.

6(d) Liquidity and Capital Resources

As at March 31, 201, the Company’s working capital was $338,048 (December 31, 2013 - $538,205). With respect to working capital, $158,947 was held in cash (December 31, 2013 - $439,154) and $362,173 was held in restricted cash (December 31, 2013 - $640,504). The decrease in cash was mainly due to the exploration work expensed during the period, offset by the proceeds from exercised warrants and options.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €149,500 ($227,644) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and completed financings in 2013, along with the planned developments within the Company as well as with its JV partners and Exploration Alliance partner will allow its efforts to continue throughout 2014. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at March 31, 2014, the Company’s share capital was $4,162,382 (December 31, 2013 - $4,647,712) representing 38,973,571 common shares (December 31, 2013 – 38,543,571 common shares).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at March 31, 2014, there were no common shares of the Company held in escrow.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	March 31,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000		(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000			200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

The continuity of warrants for the three months ended March 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
December 15, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	-	-	3,500,000
Outstanding		21,490,000	-	(280,000)	-	21,210,000
Weighted average exercise price		$0.25	$Nil	$0.15	$Nil	$0.25

* On March 13, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.50. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.13%, no dividend yield, average expected life of 9 months and an expected price volatility of 181.23%. As a result, $579,150 was reallocated from share capital to fair value of warrants.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of finder’s options for the three months ended March 31, 2014 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	148,800	-	-	-	148,800
Outstanding		878,213	-	-	-	694,300
Weighted average exercise price		$0.17	$Nil	$Nil	$0.30	$0.14

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $6,338,400.

As of the date of this MD&A, there were 38,973,571 common shares issued and outstanding and 64,807,171 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

As of March 31, 2014, the Company had a total of €149,500 ($227,644) (December 31, 2013: €149,500 ($219,092)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$62,402	$Nil	$Nil	$Nil	$13,609	$Nil	$76,011
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

For the three months ended March 31, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$54,166	$Nil	$Nil	$Nil	$8,851	$Nil	$63,017
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Related party assets / liabilities

Three months ended
	Services	March 31, 2014	March 31, 2013	As at	As at
				March 31, 2014	December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 56,925	$ 36,750	$ 20,921	$ 7,613
Paul W. Kuhn	Consulting and housing allowance	$ 76,011	$ 63,017	$ 21,085	$ 8,854
Paul L. Nelles (b)	Salaries	$ 3,780	$ 21,757	$Nil	$Nil
Michael Diehl (b)	Salaries	$ 3,780	$ 17,385	$Nil	$Nil
Mineralia (c)	Consulting	$ 66,677	$ 82,816	$Nil	$Nil
TOTAL:		$ 207,173	$ 221,725	$ 42,006	$ 16,467

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2014, the Company had cash of $158,947 (December 31, 2013 - $439,154) to settle current liabilities, net of funds held for optionees, of $407,227 (December 31, 2013 - $407,667).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$158,947	$-	$-	$158,947
Restricted cash	$362,173	$-	$-	$362,173
	$521,120	$-	$-	$521,120

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

None other than disclosed already in other sections.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Paul Dircksen, M.S.

Ross Stringer, C.A.

Audit Committee members:

Mark T. Brown (Chair), Paul Dircksen and Ross Stringer

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis